As filed with the Securities and Exchange Commission on 20 November 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2002

Cable & Wireless Public Limited Company

124 Theobalds Road
London WC1X 8RX
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cable & Wireless plc

By: /s/ Kenneth Keith Claydon
Name: Kenneth Keith Claydon Title: Company Secretary

Date: 19 November 2002

2

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director’s Interests in the Ordinary Shares of Cable and Wireless plc dated 13 November 2002
99.2	Director’s Interests in the Ordinary Shares of Cable and Wireless plc dated 13 November 2002
99.3	Director’s Interests in the Ordinary Shares of Cable and Wireless plc dated 14 November 2002
99.4	Interests in the Ordinary Shares of Cable and Wireless plc dated 5 November 2002
99.5	Director’s Interests in the Ordinary Shares of Cable and Wireless plc dated 7 November 2002
99.6	Interests in the Ordinary Shares of Cable and Wireless plc dated 11 November 2002
99.7	Interests in the Ordinary Shares of Cable and Wireless plc dated 14 November 2002
99.8	Notification of Major Interests in Shares dated 15 November 2002
99.9	Notification of Major Interests in Shares dated 19 November 2002

Back to Contents

Exhibit 99.1

13 November 2002

Director’s Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 13 November 2002 that on the same day Mr Adrian Chamberlain purchased 5,000 Ordinary Shares in the Company at a price of 80 pence per share.

Back to Contents

Exhibit 99.2

13 November 2002

Director’s Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 13 November 2002 that on the same day Sir Ralph Robins purchased 10,000 Ordinary Shares in the Company at a price of 87.25 pence per share.

Back to Contents

Exhibit 99.3

14 November 2002

Director’s Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 14 November 2002 that on the same day Mr Rob Rowley purchased 50,000 Ordinary Shares in the Company at a price of 75.75 pence per share.

Back to Contents

Exhibit 99.4

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 5th November 2002 that on 4th November 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 6,309 Ordinary Shares at a price of £1.535 per share and 3,191 Ordinary Shares at a price of £1.54 per share.

Following the disposal, 55,002,915 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Back to Contents

Exhibit 99.5

Directors’ Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 7 November 2002 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 146.30 pence per share under the Cable & Wireless Share Purchase Plan: -

Graham Wallace - 85 Ordinary Shares
Adrian Chamberlain - 69 Ordinary Shares

Back to Contents

Exhibit 99.6

11 November, 2002

Cable and Wireless plc ("the Company") was notified on 8th November 2002 that on that date, the following members of The Verizon Group had agreed to dispose of all their Ordinary Shares in the Company, representing 5.39% of the issued share capital: -

Shareholder	No. of Shares
Bell Atlantic Network Systems Company	113,455,063
Bell Atlantic Network Systems (Bermuda) Limited	1,175,275
Bell Atlantic Holdings Limited	7,168,750
Bell Atlantic (Bermuda) Holdings Limited	6,579,059

128,378,147

Closing for the share disposition is scheduled to take place on 15th November 2002.

Following the transaction, The Verizon Group will no longer hold any Ordinary Shares in the Company.

Back to Contents

Exhibit 99.7

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 14 November 2002 that on 13 November 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust (“the Trust”) disposed of 7,500 Ordinary Shares at a price of 83 pence per share.

Following the disposal, 54,995,415 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Back to Contents

Exhibit 99.8

15 November, 2002

Cable and Wireless plc - Notification of Major Interests in Shares

Cable and Wireless plc advises that on 14 November 2002 it received information pursuant to Section 198 of the Companies Act 1985 ("the Act") showing the following changes in interest in the Company’s Ordinary Shares of 25 pence each as at that date which are disclosable under sections 198 to 208 of the Act: -

Name of Shareholder	No. of Ordinary Shares Now Held	% Holding of issued Ordinary Shares
Franklin Resources, Inc	181,618,689	7.6242%

Heledd M Hanscomb

Back to Contents

Exhibit 99.9

19 November, 2002

Cable and Wireless plc - Notification of Major Interests in Shares

Cable and Wireless plc advises that on 18 November 2002 it received information pursuant to Section 198 of the Companies Act 1985 ("the Act") showing the following changes in interest in the Company's Ordinary Shares of 25 pence each as at that date which are disclosable under sections 198 to 208 of the Act: -

Name of Shareholder	No. of Ordinary Shares Now Held	% Holding of issued Ordinary Shares
Franklin Resources, Inc	165,444,036	6.9452%

Heledd M Hanscomb